SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549


                          FORM 12b-25

                   NOTIFICATION OF LATE FILING

                                                Commission File Number 0-27366

(Check One): Form 10-K   Form 11-K   X Form 20-F    Form l0-Q     Form N-SAR

         For Period Ended:

                 Transition Report on Form 10-K and Form 10-KSB
         X       Transition Report on Form 20-F
                 Transition Report on Form 11-K
                 Transition Report on Form 10-Q and Form 10-QSB
                 Transition Report on Form N-SAR

         For the Transition Period Ended: December 31, 2002

                        Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

  Not Applicable


                                PART I

                         REGISTRANT INFORMATION


Full name of registrant:  Schroder Ventures International Investment Trust plc

Former name if applicable:

Address of principal executive office (Street and number): 31 Gresham Street

City, state and zip code: London, EC2V 7QA England


                                PART II

                         RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III

                               NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The registrant is unable to prepare all of the materials required in order to permit an accurate and complete filing of the registrant's Transition Report on Form 20-F for the fiscal period ended December 31, 2002, on a timely basis, without unreasonable effort and expense. The Registrant expects that it will file the Form 20-F no later than April 15, 2003.



                                PART IV

                           OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John Spedding, for and on behalf of
Schroder Investment Management Limited,
Secretaries                                     (011-44-20)        7658-3206

          (Name)                                (Area Code)   (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                   X Yes    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                     Yes  X No


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 25, 2003                 By: /s/ JOHN SPEDDING
                                     John Spedding, for and on behalf of
                                     Schroder Investment Management Limited,
                                     Secretaries